UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 333-89312-02
CUSIP NUMBER N/A
NOTIFICATION OF LATE FILING

(Check One):

☒  Form 10-K     ☐  Form 20-F     ☐  Form 11-K     ☐  Form 10-Q     ☐  Form 10-D     ☐  Form N-SAR     ☐  Form N-CSR

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I-Registrant Information

ElderTrust Operating Limited Partnership

Full Name of Registrant

N/A

Former Name if Applicable

10350 Ormsby Park Place, Suite 300

Address of Principal Executive Office (Street and Number)

Louisville, Kentucky 40223

City, State and Zip Code

Part II-Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to

Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

KPMG LLP (“KPMG”), the former independent auditing firm of ElderTrust Operating Limited Partnership (the “Partnership”), advised the Partnership on March 30, 2006 that KPMG will need to perform additional audit procedures before reissuing their auditors’ report, originally dated April 28, 2004, with respect to the consolidated statement of income, partners’ capital and cash flows for the year ended December 31, 2003, to be included in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”). Furthermore, KPMG advised that they would be unable to perform such procedures in time for the Partnership to file the 2005 Form 10-K by March 31, 2006. KPMG’s auditors’ report was included in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2004, and KPMG has not advised the Partnership to take any action to prevent reliance upon such report. KPMG’s statement outlining the specific reasons they are unable to reissue their auditors’ report on or before March 31, 2006 is attached hereto as Exhibit A, in accordance with Rule 12b-25(c) under the Securities Exchange Act of 1934. The Partnership intends to file the 2005 Form 10-K on or before April 15, 2006.

Part IV-Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Richard A. Schweinhart, Principal Financial Officer (Name)	(502) 357-9000 (Area Code) (Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation provided in response to Part IV (3):

We anticipate that the Partnership’s financial statements will reflect the following changes in results of operations from 2004 ($ in thousands):

•	Total revenues in 2005 of $16,527, a 0.1% decrease compared to $16,548 of total revenues in 2004;

•	Income before discontinued operations in 2005 of $2,640, a 4.8% increase from $2,519 of income before discontinued operations in 2004;

•	Income from discontinued operations in 2005 of $5,334, compared to $363 of income from discontinued operations in 2004; and

•	Net income in 2005 of $7,974, compared to net income in 2004 of $2,882.

During 2005, the Partnership sold one seniors housing facility for $9.9 million in net cash proceeds and recognized a net gain of $5.1 million. The results of operations and the gain on real estate properties sold are reflected in the Consolidated Statements of Income as “discontinued operations” for 2005, 2004 and 2003. The reclassification of the operations of the seniors housing facility sold in 2005 into discontinued operations in the 2004 and 2003 Consolidated Statements of Income, as required under U.S. generally accepted accounting principals, is the only change to the historical financial statements.

ElderTrust Operating Limited Partnership

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 3, 2006	By:	/s/ Richard A. Schweinhart
	Name:	Richard A Schweinhart
	Title:	Chief Financial Officer of ElderTrust, general partner of ElderTrust Operating Limited Partnership (Principal Financial Officer)

Exhibit A

April 3, 2006

ElderTrust Operating Limited Partnership

10350 Ormsby Park Place

Louisville, Kentucky 40223

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by ElderTrust Operating Limited Partnership on or about April 3, 2006, which contains notification of ElderTrust Operating Limited Partnership’s inability to file its Form 10-K by March 31, 2006. We have read ElderTrust Operating Limited Partnership’s statements contained in Part III therein and we agree with the statement that, as of this date, we have been unable to complete audit procedures considered necessary prior to reissuance of our auditors’ report, originally dated April 28, 2004, on the consolidated statements of income, partners’ capital and cash flows of ElderTrust Operating Limited Partnership and subsidiaries for the year ended December 31, 2003, to be included in ElderTrust Operating Limited Partnership’s Annual Report on Form 10-K for the year ended December 31, 2005.

Very truly yours,

/s/ KPMG LLP